Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Benson Hill Advances Its Yellow Pea Innovation Efforts with the Launch of a Breeding and Commercialization Program

Company well positioned to bring to market better-tasting, higher-protein non-GMO yellow pea ingredients

Advanced yellow pea breeding program underpinned by proprietary genome map and new breeding station, combined with CropOS® technology, and a state-of-the-art Crop Accelerator facility

ST. LOUIS, MO – Aug 10, 2021 – Benson Hill, Inc. (the “Company” or “Benson Hill”), a food tech company unlocking the natural genetic diversity of plants with its cutting-edge food innovation engine, today launched its advanced yellow pea breeding and commercialization program. The program is an important next step in the Company’s growth strategy and will enable Benson Hill in the coming years to bring to the fast-growing plant-based protein market and the pet food and animal feed markets a portfolio of enhanced, non-GMO yellow pea ingredients.

Yellow pea is one of the fastest-growing sources of protein for plant-based meat alternatives with a market that is forecasted to reach approximately $140 billion by 2029, according to industry sources. Despite this, yellow pea has traditionally received very little genomic innovation. With initiatives like the yellow pea program, Benson Hill will be well positioned to capitalize on this market opportunity as it continues to grow.

Through its yellow pea program, Benson Hill is working to shorten the typical development cycle for yellow pea varieties and the time it takes to bring yellow pea ingredients to market.  It’s creating non-GMO yellow pea varieties that taste better, which could limit the need for additives in plant-based food product formulations. Another focus is increasing yellow pea protein content, which could reduce the need for expensive, environmentally intensive processing steps typically required to produce current commodity yellow pea protein ingredients.

The yellow pea program builds on Benson Hill’s three-plus years of investments in innovation and critical infrastructure. The Company has developed the first-ever comprehensive map of the yellow pea genome. It has also established a yellow pea breeding station in Minot, North Dakota, in close proximity to the Company’s wholly owned yellow pea operating subsidiary, Dakota Ingredients. The program also leverages the analytical power and food science insights of Benson Hill’s CropOS® platform and the controlled testing environment of its Crop Accelerator, which is on track to be operational by the end of 2021.

“There's a misalignment between what consumers want from plant-based food products and what commodity ingredients can deliver today. At Benson Hill, we are using cutting-edge technology and a unique go-to-market business model to address this growing disparity,” said Matt Crisp, Chief Executive Officer of Benson Hill. “Our yellow pea program, combined with the analytical power and food science insights of CropOS®, will empower us to harness the natural genetic diversity within the plant and deliver more whole ingredients that offer great taste with fewer additives and significantly improved environmental benefits.”

The Company is working to establish sustainability best practices across its yellow pea supply chain. Its new varieties, which will be developed in the heart of North Dakota’s yellow pea growing region, may provide an additional field performance advantage for U.S. farmers, as existing yellow pea varieties have traditionally been optimized for growing conditions in Europe and Canada, rather than the U.S. The Company has also established a coalition of elite growers to scale its commercialization efforts.

About Benson Hill
Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

On May 10, 2021, Benson Hill announced a definitive business combination agreement with Star Peak Corp II (NYSE: STPC). Upon the closing of the business combination, Benson Hill will become publicly traded on the New York Stock Exchange under the new ticker symbol “BHIL”. Additional information about the transaction can be viewed at: https://bensonhill.com/investors/ or https://stpc.starpeakcorp.com/.

Additional Information
This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation
Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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Benson Hill
Melanie Bernds
314-605-6363
mbernds@bensonhill.com
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